UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
Estimated average burden
FORM 12b-25	hours per response 2.50
SEC FILE NUMBER
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check one):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	December 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EVERGREEN SUSTAINABLE ENTERPRISES, INC.

Full Name of Registrant

Generation Hemp, Inc.

Former Name if Applicable

8533 Midway Rd

Address of Principal Executive Office (Street and Number)

Dallas, TX 75209

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Evergreen Sustainable Enterprises, Inc.’s (the “Company” or “Evergreen”) annual report on Form 10-K for the year ended December 31, 2023 could not be filed by April 1, 2024 without unreasonable effort and expenses because the Company requires additional time. Evergreen Sustainable Enterprises, Inc., a Delaware corporation (“Evergreen” or the “Company”), is in the process of finalizing its annual report on Form 10-K (the “10-K”) for the fiscal year ended December 31, 2023 (“Fiscal 2023”), which was originally scheduled to be filed on April 1, 2024.

Effective October 1, 2023, management and day-to-day operations of Toro Energia Sociedad Anonima (“Toro”) were taken over by Evergreen and its subsidiaries. Five new employees were hired last October and the Company maintains full operating control of the hydroelectric generating plant, along with all bitcoin activities.

Management has retained two separate accounting firms located in Costa Rica who have been restructuring the accounting books and records from the prior owner. This historical information has been necessary in order that the accounting of Toro, an 80% owned subsidiary of the Company, could be completed and consolidated into the parent company’s consolidated financial statements and filings. This extensive process going back to January 2023 is imperative so that Evergreen can complete its Form 10-Qs, ending March 31, 2023, June 30, 2023, and September 30, 2023 and annual filings in the manner required under the rules and regulations of the Securities and Exchange Commission. Management anticipates filing its Form 10-K at the earliest possible date. The Company does not anticipate there will be any restatements of previously filed financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dean M. Colucci, Esq.	973	424-2020
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for the quarter ended March 31, 2023; Form 10-Q for the quarter ended June 30, 2023;

Form 10-Q for the quarter ended September 30, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EVERGREEN SUSTAINABLE ENTERPRISES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Gary C. Evans
Gary C. Evans, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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